UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 14, 2012

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 14, 2012 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the third quarter of 2012. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the nine month period ended September 30, 2012. Attached as Exhibit III is the waiver letter relating to the Company’s credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 14, 2012	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

David Burke

646-673-9701

Global Ship Lease Reports Results for the Third Quarter of 2012

LONDON, ENGLAND — November 14, 2012 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2012.

Third Quarter and Year To Date Highlights

- Reported revenue of $39.5 million for the third quarter 2012, up from $38.7 million for the third quarter 2011 mainly due to improved utilization from 47 less days offhire in the third quarter 2012 from fewer drydockings. Revenue for the nine months ended September 30, 2012 was $117.0 million compared to $116.6 million for the nine months ended September 30, 2011. There were 82 days offhire in nine months to September 30, 2012, of which 72 were for planned drydockings, compared to a total of 94 days offhire in the same period for 2011, of which 88 were for planned drydockings

- Reported net income of $8.3 million for the third quarter 2012, after a $1.5 million non-cash interest rate derivative mark-to-market gain. For the third quarter 2011 the reported net loss was $0.9 million, after a $6.1 million non-cash mark-to-market loss. Normalized net income(1) was $6.9 million for the third quarter 2012 compared to $5.2 million for the third quarter 2011, which excludes the mark-to-market items

- For the nine months ended September 30, 2012, reported net income was $23.8 million, after a $5.1 million non-cash mark-to-market gain. The net loss of $1.8 million for the nine months ended September 30, 2011 was after a $13.6 million impairment charge relating to the fair value of purchase options on two vessels and a non-cash interest rate derivative mark-to-market loss of $4.9 million. Normalized net income for the nine months ended September 30, 2012 was $18.7 million, up from $16.8 million for the nine months September 30, 2011

- Generated $26.9 million of Adjusted EBITDA(1) for the third quarter 2012, up from $25.2 million for the third quarter 2011. Adjusted EBITDA for the nine months ended September 30, 2012 was $78.9 million, up from $77.1 million for the nine months ended September 30, 2011

- New charters for two 4,113 TEU vessels commenced on September 20 and September 21, 2012 immediately on expiry of previous charters at $9,962 per vessel per day expiring May 23, 2013 plus/minus 22 days at charterer’s option

- Agreed with lenders to waive the requirement to test the Leverage Ratio until December 1, 2014 and also to include all secured vessels in the test, whether subject to a charter or not

- Repaid $23.0 million of bank debt during the third quarter of 2012; repaid $46.9 million in the nine months ended September 30, 2012 and $162.3 million since the fourth quarter 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “We generated strong results for the third quarter, despite challenging conditions in the container shipping industry. We successfully maintained our entire fleet on charters during the quarter including two charter renewals, enabling us to achieve utilization of 99.2% and EBITDA of $26.9 million. With contracted revenue for our 17 vessels of $1.1 billion and an average remaining charter term of 7.6 years, we are optimistic about the outlook for our business.”

Mr. Webber continued, “We repaid $23 million of debt during the third quarter, further strengthening our balance sheet. Net bank debt at September 30, 2012 was $407.4 million and trailing 12 months Adjusted EBITDA was $105.4 million giving a net bank debt to Adjusted EBITDA ratio of 3.9. Due to continued pressure on asset values, we proactively approached our bank group to secure a waiver from our upcoming loan-to-value test due November 30, 2012. Our stable business model has enabled us to agree with our lenders to suspend this requirement for a further two years. With the new waiver in place, we have no exposure to the volatility of asset values and will continue to deploy our strong cash flow to aggressively repay debt. Importantly, the Leverage Ratio has no direct impact on our ability to generate stable revenue and predictable cash flows.”

SELECTED FINANCIAL DATA—UNAUDITED

(thousands of U.S. dollars)
	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Revenue	39,454	38,676	117,037	116,554
Operating Income	16,761	15,046	48,583	33,424
Net Income (Loss)	8,343	(935)	23,807	(1,789)
Adjusted EBITDA (1)	26,905	25,163	78,860	77,124
Normalized Net Income (1)	6,851	5,155	18,732	16,786

(1)	Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $39.5 million in the three months ended September 30, 2012, up $0.8 million on revenue of $38.7 million for the comparative period in 2011 mainly due to improved utilization from 47 days less offhire from fewer drydockings. During the three months ended September 30, 2012, there were 1,564 ownership days, the same as the comparable period in 2011. The 12 days offhire in the three months ended September 30, 2012, all for planned drydockings, gives a utilization of 99.2. In the comparable period of 2011, there were 59 days offhire, including 58 for planned drydockings and one unplanned day offhire, for utilization of 96.2%.

For the nine months ended September 30, 2012, revenue was $117.0 million, up $0.4 million on revenue of $116.6 million in the comparative period, mainly due to 12 fewer days offhire and 17 additional ownership days in 2012 due to the leap year.

The table below shows fleet utilization for the three and nine months ended September 30, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009.

	Three months ended		Nine months ended
Days	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Ownership days	1,564	1,564	4,658	4,641	6,205	6,205	5,968
Planned offhire – scheduled drydock	(12)	(58)	(72)	(88)	(95)	0	(32)
Unplanned offhire	—	(1)	(10)	(6)	(11)	(3)	(42)

Operating days	1,552	1,505	4,576	4,547	6,099	6,202	5,894
Utilization	99.2%	96.2%	98.2%	98.0%	98.3%	99.9%	98.8%

The drydocking of five vessels had been completed in the nine months ended September 30, 2012. One further drydocking is anticipated before December 31, 2012 for a total of six vessels to be drydocked in the year. Three drydockings are scheduled for 2013, two in 2014, and none in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.2 million for the three months ended September 30, 2012. The average cost per ownership day was $7,159 down $249 or 3.4% on $7,408 for the rolling four quarters ended June 30, 2012. Increased spend on repairs, maintenance and supplies have been offset by a benefit from exchange rate movements on costs denominated in euros, fewer insurance deductibles and lower expenses from fewer drydockings. The third quarter 2012 average daily cost was down $354 or 4.7% from the average daily cost of $7,513 for the third quarter 2011 for broadly the same reasons.

For the nine months ended September 30, 2012 vessel operating expenses were essentially flat at $34.1 million or an average of $7,315 per day compared to $34.0 million in the comparative period or $7,337 per day. Increased spend on repairs, maintenance and supplies has been offset by benefits from exchange rate movements on costs denominated in euros, fewer insurance deductibles and less expense for bunkers consumed during unplanned offhire.

Depreciation

Depreciation for the three months ended September 30, 2012 was $10.1 million, the same as in the comparative period of 2011.

Depreciation for the nine months ended September 30, 2012 was $30.3 million, compared to $30.1 million in the comparative period of 2011.

General and Administrative Costs

General and administrative costs were $1.4 million in the three months ended September 30, 2012, compared to $1.8 million in the third quarter of 2011 with the reduction due mainly to lower legal and professional fees.

For the nine months ended September 30, 2012, general and administrative costs were $4.3 million compared to $5.6 million for 2011. The reduction is due mainly to lower legal and professional fees.

Impairment Charge – year to date Third Quarter 2011

Purchase options in the Company’s favor to purchase two 4,250 TEU newbuildings at the end of 2011 were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As obtaining committed finance on acceptable terms was going to be challenging, the Company wrote off the intangible assets relating to these purchase options in the Third Quarter 2011 and allowed the purchase options to expire.

Other Operating Income

Other operating income in the three months ended September 30, 2012 was $68,000 compared to $38,000 in the third quarter of 2011.

For the nine months ended September 30, 2012, other operating income was $0.2 million, the same as for the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $26.9 million for the three months ended September 30, 2012 up $1.7 million from $25.2 million for the three months ended September 30, 2011.

Adjusted EBITDA for the nine months ended September 30, 2012 was $78.9 million, up $1.8 million from $77.1 million in 2011.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives, for the three months ended September 30, 2012 was $5.3 million. The Company’s borrowings under its credit facility averaged $459.8 million during the three months ended September 30, 2012. On July 23, 2012 in connection with the agreement regarding the new charters for the Ville d’Orion and Ville d’Aquarius, $3.0 million preferred shares were redeemed from the proceeds of warrants exercised in 2008 and which could only be used for this purpose. The average amount of preferred shares outstanding throughout the three months ended September 30, 2012 was $45.7 million, giving total average borrowings through the period of $505.5 million. Interest expense of $4.8 million in the comparative period in 2011 was lower due to a lower applicable margin, on average borrowings, including the preferred shares, of $557.0 million.

For the nine months ended September 30, 2012, interest expense, excluding the effect of interest rate derivatives, was $16.1 million. The Company’s borrowings under its credit facility and including the preferred shares, averaged $518.9 million during the nine months ended September 30, 2012. Interest expense for the nine months ended September 30, 2011 was $15.4 million based on average borrowings in that period, including the preferred shares, of $568.1 million.

Interest income for the three and nine months ended September 30, 2012 and 2011 was not material.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked-to-market at each period end with any change in the fair value being booked to the income and expenditure account. The

Company’s derivative hedging instruments gave a realized loss of $4.6 million in the three months ended September 30, 2012 for settlements of swaps in the period, as current LIBOR rates are lower than the average fixed rates. Further, there was a $1.5 million unrealized gain for revaluation of the balance sheet position given current LIBOR and movements in the forward curve for interest rates. This compares to a realized loss of $5.0 million for the settlement of swaps and an unrealized mark-to-market loss of $6.1 million in the three months ended September 30, 2011.

For the nine months ended September 30, 2012, the realized loss from hedges was $13.7 million and the unrealized gain was $5.1 million. This compares to a realized loss of $14.6 million and an unrealized loss of $4.9 million in the nine months ended September 30, 2011.

At September 30, 2012, interest rate derivatives totaled $580.0 million against floating rate debt of $481.7 million, including the preferred shares. As a consequence, the Company is over hedged which arises from accelerated amortization of the credit facility debt and not incurring additional floating rate debt anticipated to be drawn in connection with the originally intended purchases of the two 4,250 TEU vessels at the end of 2011. $253.0 million of the interest rate derivatives at a fixed rate of 3.40% expire mid March 2013. The total mark-to-market unrealized loss recognized as a liability on the balance sheet at September 30, 2012 was $40.2 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended September 30, 2012 was $22,000, compared to $191,000 in the third quarter of 2011.

Taxation for the nine months ended September 30, 2012 was $0.1 million, compared to $0.3 million in 2011.

Net Income/Loss

Net income for the three months ended September 30, 2012 was $8.3 million after $1.5 million non-cash interest rate derivative mark-to-market gain. For the three months ended September 30, 2011 net loss was $0.9 million, after $6.1 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $6.9 million for the three months ended September 30, 2012 and $5.2 million for the three months ended September 30, 2011, which excludes the effect of the non-cash interest rate derivative mark-to-market gains or losses.

Net income was $23.8 million for the nine months ended September 30, 2012 after a $5.1 million non-cash interest rate derivative mark-to-market gain. For the nine months ended September 30, 2011, net loss was $1.8 million after the $13.6 million non-cash impairment charge and a $4.9 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $18.7 million for the nine months ended September 30, 2012 and $16.8 million for the nine months ended September 30, 2011.

Credit Facility

While the Company’s stable business model largely insulates it from volatility in the freight and charter markets, a covenant in the credit facility with respect to the Leverage Ratio, which is the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, causes the Company to be sensitive to significant declines in vessel values. Under the terms of the credit facility, the Leverage Ratio cannot exceed 75%. The Leverage Ratio has little impact on the Company’s operating performance as cash flows are largely predictable under its business model. In November 2011 the Company agreed with its lenders to waive the requirement to perform the Leverage Ratio test until November 30, 2012.

Due to the continuing excess supply of capacity, there has been a decline in charter free market values of containerships in recent months. The Company anticipated that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%. Therefore, it has agreed with its lenders a further waiver for two years of the requirement to perform the Leverage Ratio test. The next scheduled test will be as at December 1, 2014. During the waiver period, the fixed interest margin to be paid over LIBOR will be 3.75%, prepayments will be based on cash flow, subject to a minimum of $40 million on a rolling 12 month basis, rather than a fixed amount, and dividends on common shares cannot be paid. It has also been agreed that all secured vessels will be included in the Leverage Ratio test, whether they are subject to a charter or not.

In the three months ended September 30, 2012 a total of $23.0 million of debt was prepaid leaving a balance outstanding of $436.8 million. In the nine months ended September 30, 2012 a total of $46.9 million of debt was prepaid.

Preferred Shares

In connection with the agreement with CMA CGM in July 2012, granting the Company the right but not the obligation to enter new charters of Ville d’Orion and Ville d’Aquarius on the expiry of the then current charters, the Company redeemed $3.0 million of preferred shares held by CMA CGM, out of restricted class derived from the exercise of warrants in 2008 and for which the sole use is the redemption of these preferred shares. The remaining balance outstanding of preferred shares is $45.0 million.

Dividend

Under the terms of the waivers of the requirement to perform the Leverage Ratio test, Global Ship Lease is not currently able to pay a dividend on common shares.

Fleet

The following table provides information, as at September 30, 2012, about the fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.6	May 1, 2013	9,962
Ville d’Aquarius	4,113	1996	Dec 2007	0.6	May 1, 2013	9,962
CMA CGM Matisse	2,262	1999	Dec 2007	4.2	Sept 21, 2016	18,465
CMA CGM Utrillo	2,262	1999	Dec 2007	4.2	Sept 11, 2016	18,465
Delmas Keta	2,207	2003	Dec 2007	5.2	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	5.2	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	5.2	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	5.2	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.2	Sept 20, 2016	18,465
CMA CGM Manet	2,272	2001	Dec 2007	4.2	Sept 7, 2016	18,465
CMA CGM Alcazar	5,089	2007	Jan 2008	8.2	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	8.2	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	13.2	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	10.2	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	10.2	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	10.2	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2011	Aug 2009	8.9	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2012. Plus or minus 90 days (22 days for Ville d’Orion & Ville d’Aquarius) at charterer’s option.

New charters have come into effect for Ville d’Aquarius and Ville d’Orion. They expire May 23, 2013 plus or minus 22 days at charterer’s option and are at a rate of $9,962 per vessel per day.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2012 today, Wednesday, November 14, 2012 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: : (866) 682-8490 or (631) 621-5256; Passcode: 38751544

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, November 28, 2012 at (866) 247-4222 or (631) 510-7499. Enter the code 38751544 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2011 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at September 30, 2012 of 8.6 years. All of the current vessels are fixed on charters to CMA CGM with an average remaining term of 6.4 years, or 7.6 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA—UNAUDITED

(thousands of U.S. dollars)
	Three months ended Sept 30, 2012	Three months ended Sept 30, 2011	Nine Months Ended Sept 30, 2012	Nine months ended Sept 30, 2011
Net income (loss)	8,343	(935)	23,807	(1,789)
Adjust: Depreciation	10,144	10,117	30,277	30,055
Impairment charge	—	—	—	13,645
Interest income	(22)	(13)	(66)	(36)
Interest expense	5,272	4,760	16,087	15,428
Realized loss on interest rate derivatives	4,638	4,953	13,740	14,605
Unrealized (gain) loss on interest rate derivatives	(1,492)	6,090	(5,075)	4,930
Income tax	22	191	90	286

Adjusted EBITDA	26,905	25,163	78,860	77,124

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)
	Three months ended Sept 30, 2012	Three months ended Sept 30, 2011	Nine months ended Sept 30, 2012	Nine months ended Sept 30, 2011
Net income (loss)	8,343	(935)	23,807	(1,789)
Adjust: Change in value of derivatives	(1,492)	6,090	(5,075)	4,930
Impairment charge	—	—	—	13,645

Normalized net income	6,851	5,155	18,732	16,786

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,				Nine months ended September 30,
	2012		2011		2012		2011
Operating Revenues
Time charter revenue		$39,454		$38,676		$117,037		$116,554

Operating Expenses
Vessel operating expenses		11,196		11,750		34,073		34,047
Depreciation		10,144		10,117		30,277		30,055
General and administrative		1,421		1,801		4,330		5,619
Impairment charge		—		—		—		13,645
Other operating (income)		(68)		(38)		(226)		(236)

Total operating expenses		22,693		23,630		68,454		83,130

Operating Income		16,761		15,046		48,583		33,424
Non Operating Income (Expense)
Interest income		22		13		66		36
Interest expense		(5,272)		(4,760)		(16,087)		(15,428)
Realized loss on interest rate derivatives		(4,638)		(4,953)		(13,740)		(14,605)
Unrealized gain (loss) on interest rate derivatives		1,492		(6,090)		5,075		(4,930)

Income (Loss) before Income Taxes		8,365		(744)		23,897		(1,503)
Income taxes		(22)		(191)		(90)		(286)

Net Income (Loss)		$8,343		$(935)		$23,807		$(1,789)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic		47,481,864		47,211,396		47,481,733		47,195,676
Diluted		47,636,298		47,211,396		47,600,196		47,195,676
Net income (loss) in $ per Class A common share
Basic		$0.18		$(0.02)		$0.50		$(0.04)
Diluted		$0.18		$(0.02)		$0.50		$(0.04)
Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956
Net income in $ per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	$29,318	$25,814
Restricted cash	3	3,027
Accounts receivable	7,601	13,911
Prepaid expenses	734	726
Other receivables	754	839
Deferred tax	—	19
Deferred financing costs	1,140	1,168

Total current assets	39,550	45,504

Vessels in operation	865,441	890,249
Other fixed assets	35	54
Intangible assets – other	78	92
Deferred tax	—	10
Deferred financing costs	2,741	3,626

Total non-current assets	868,295	894,031

Total Assets	$907,845	$939,535

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	$48,315	$46,000
Intangible liability – charter agreements	2,119	2,119
Accounts payable	1,177	1,286
Accrued expenses	5,720	4,953
Derivative instruments	14,575	15,920

Total current liabilities	71,906	70,278

Long term debt	388,441	437,612
Preferred shares	44,976	48,000
Intangible liability – charter agreements	18,462	20,050
Deferred tax liability	9	—
Derivative instruments	25,666	29,395

Total long-term liabilities	477,554	535,057

Total Liabilities	$549,460	$605,335

Commitments and contingencies	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,481,864 shares issued and outstanding (2011 – 47,463,978)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2011 – 7,405,956)	74	74
Additional paid in capital	352,234	351,856
Retained earnings (accumulated deficit)	5,602	(18,205)

Total Stockholders’ Equity	358,385	334,200

Total Liabilities and Stockholders’ Equity	$907,845	$939,535

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash Flows from Operating Activities
Net income (loss)	$8,343	$(935)	$23,807	$(1,789)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	10,144	10,117	30,277	30,055
Impairment charge	—	—	—	13,645
Amortization of deferred financing costs	300	257	913	788
Change in fair value of certain derivative instruments	(1,492)	6,090	(5,075)	4,930
Amortization of intangible liability	(530)	(530)	(1,589)	(1,589)
Settlements of hedges which do not qualify for hedge accounting	4,638	4,953	13,740	14,605
Share based compensation	131	145	378	456
Decrease in accounts receivable and other assets	5,977	754	6,472	413
(Decrease) increase in accounts payable and other liabilities	(2,226)	4,140	(105)	2,301
Unrealized foreign exchange loss (gain)	2	(18)	12	(7)

Net Cash Provided by Operating Activities	25,287	24,973	68,830	63,808

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,638)	(4,953)	(13,740)	(14,605)
Cash paid for other fixed assets	—	(57)	—	(57)
Cash paid to acquire intangible assets	—	(5)	—	(97)
Costs relating to drydockings	(792)	(3,715)	(4,730)	(5,039)

Net Cash Used in Investing Activities	(5,430)	(8,730)	(18,470)	(19,798)

Cash Flows from Financing Activities
Repayment of debt	(23,000)	(10,000)	(46,856)	(33,816)
Variation in restricted cash	3,024	—	3,024	—
Repayment of preferred shares	(3,024)	—	(3,024)	—

Net Cash Used in Financing Activities	(23,000)	(10,000)	(46,856)	(33,816)

Net (Decrease) Increase in Cash and Cash Equivalents	(3,143)	6,243	3,504	10,194
Cash and Cash Equivalents at start of Period	32,461	32,311	25,814	28,360

Cash and Cash Equivalents at end of Period	$29,318	$38,554	$29,318	$38,554

Supplemental information
Total interest paid	$5,013	$2,978	$15,414	$14,844
Income tax paid	$19	$44	$45	$131

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2012	December 31, 2011
	Note
Assets
Cash and cash equivalents		$29,318	$25,814
Restricted cash	9	3	3,027
Accounts receivable		7,601	13,911
Prepaid expenses		734	726
Other receivables		754	839
Deferred tax		—	19
Deferred financing costs		1,140	1,168

Total current assets		39,550	45,504

Vessels in operation	4	865,441	890,249
Other fixed assets		35	54
Intangible assets – other	5	78	92
Deferred tax		—	10
Deferred financing costs		2,741	3,626

Total non-current assets		868,295	894,031

Total Assets		$907,845	$939,535

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	6	$48,315	$46,000
Intangible liability – charter agreements		2,119	2,119
Accounts payable		1,177	1,286
Accrued expenses		5,720	4,953
Derivative instruments	10	14,575	15,920

Total current liabilities		71,906	70,278

Long term debt	6	388,441	437,612
Preferred shares	9	44,976	48,000
Intangible liability – charter agreements		18,462	20,050
Deferred tax liability		9	—
Derivative instruments	10	25,666	29,395

Total long-term liabilities		477,554	535,057

Total Liabilities		$549,460	$605,335

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

		September 30, 2012	December 31, 2011
	Note
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,481,864 shares issued and outstanding (2011 – 47,463,978)	9	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2011 – 7,405,956)	9	74	74
Additional paid in capital		352,234	351,856
Retained earnings (accumulated deficit)		5,602	(18,205)

Total Stockholders’ Equity		358,385	334,200

Total Liabilities and Stockholders’ Equity		$907,845	$939,535

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,				Nine months ended September 30,
		2012		2011		2012		2011
	Note
Operating Revenues
Time charter revenue			$39,454		$38,676		$117,037		$116,554

Operating Expenses			11,196		11,750		34,073		34,047
Vessel operating expenses
Depreciation	4		10,144		10,117		30,277		30,055
General and administrative			1,421		1,801		4,330		5,619
Impairment charge	5		—		—		—		13,645
Other operating (income)			(68)		(38)		(226)		(236)

Total operating expenses			22,693		23,630		68,454		83,130

Operating Income			16,761		15,046		48,583		33,424
Non Operating Income (Expense)
Interest income			22		13		66		36
Interest expense			(5,272)		(4,760)		(16,087)		(15,428)
Realized loss on interest rate derivatives			(4,638)		(4,953)		(13,740)		(14,605)
Unrealized gain (loss) on interest rate derivatives	10		1,492		(6,090)		5,075		(4,930)

Income (Loss) before Income Taxes			8,365		(744)		23,897		(1,503)
Income taxes			(22)		(191)		(90)		(286)

Net Income (Loss)			$8,343		$(935)		$23,807		$(1,789)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	12		47,481,864		47,211,396		47,481,733		47,195,676
Diluted	12		47,636,298		47,211,396		47,600,196		47,195,676
Net income (loss) in $ per Class A common share
Basic	12		$0.18		$(0.02)		$0.50		$(0.04)
Diluted	12		$0.18		$(0.02)		$0.50		$(0.04)
Weighted average number of Class B common shares outstanding
Basic and diluted	12		7,405,956		7,405,956		7,405,956		7,405,956
Net income in $ per Class B common share	12	$	nil	$	nil	$	nil	$	nil
Basic and diluted

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2012	2011	2012	2011
	Note
Cash Flows from Operating Activities
Net income (loss)		$8,343	$(935)	$23,807	$(1,789)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,144	10,117	30,277	30,055
Impairment charge	5	—	—	—	13,645
Amortization of deferred financing costs		300	257	913	788
Change in fair value of certain derivative instruments	10	(1,492)	6,090	(5,075)	4,930
Amortization of intangible liability		(530)	(530)	(1,589)	(1,589)
Settlements of hedges which do not qualify for hedge accounting	10	4,638	4,953	13,740	14,605
Share based compensation	11	131	145	378	456
Decrease in accounts receivable and other assets		5,977	754	6,472	413
(Decrease) increase in accounts payable and other liabilities		(2,226)	4,140	(105)	2,301
Unrealized foreign exchange loss (gain)		2	(18)	12	(7)

Net Cash Provided by Operating Activities		25,287	24,973	68,830	63,808

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	10	(4,638)	(4,953)	(13,740)	(14,605)
Cash paid for other fixed assets		—	(57)	—	(57)
Cash paid to acquire intangible assets		—	(5)	—	(97)
Costs relating to drydockings		(792)	(3,715)	(4,730)	(5,039)

Net Cash Used in Investing Activities		(5,430)	(8,730)	(18,470)	(19,798)

Cash Flows from Financing Activities
Repayment of debt		(23,000)	(10,000)	(46,856)	(33,816)
Variation in restricted cash	9	3,024	—	3,024	—
Repayment of preferred shares	9	(3,024)	—	(3,024)	—

Net Cash Used in Financing Activities		(23,000)	(10,000)	(46,856)	(33,816)

Net (Decrease) Increase in Cash and Cash Equivalents		(3,143)	6,243	3,504	10,194
Cash and Cash Equivalents at start of Period		32,461	32,311	25,814	28,360

Cash and Cash Equivalents at end of Period		$29,318	$38,554	$29,318	$38,554

Supplemental information
Total interest paid		$5,013	$2,978	$15,414	$14,844
Income tax paid		$19	$44	$45	$131

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564
Restricted Stock Units (note 11)	—	—	565	—	565
Class A Shares issued (note 9)	333,511	4	(4)	—	—
Net income for the period	—	—	—	9,071	9,071

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200
Restricted Stock Units (note 11)	—	—	378	—	378
Class A Shares issued (note 9)	17,886	—	—	—	—
Net income for the period	—	—	—	23,807	23,807

Balance at September 30, 2012	54,887,820	$549	$352,234	$5,602	$358,385

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company owns and charters out containerships. All vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at September 30, 2012 ranging from 0.65 to 13.25 years (see note 7).

New time charters for the Ville d’Aquarius and the Ville d’Orion were executed under an agreement entered into with CMA CGM, which provided the Company with the option to obligate CMA CGM to charter the vessels for approximately eight months at a fixed rate to be based on an index, with a floor of $8.5 per day.

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL (2)	Charter Remaining Duration (years) (3)	Daily Charter Rate
Ville d’Orion (4)	4,113	1997	December 2007	0.65	$9.962
Ville d’Aquarius (5)	4,113	1996	December 2007	0.65	$9.962
CMA CGM Matisse	2,262	1999	December 2007	4.25	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	4.25	$18.465
Delmas Keta	2,207	2003	December 2007	5.25	$18.465
Julie Delmas	2,207	2002	December 2007	5.25	$18.465
Kumasi	2,207	2002	December 2007	5.25	$18.465
Marie Delmas	2,207	2002	December 2007	5.25	$18.465
CMA CGM La Tour	2,272	2001	December 2007	4.25	$18.465
CMA CGM Manet	2,272	2001	December 2007	4.25	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	8.25	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	8.25	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	13.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	10.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	10.25	$25.350
CMA CGM America	4,045	2006	December 2008	10.25	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	9.00	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at September 30, 2012. Plus or minus 90 days, other than Ville d’Orion and Ville d’Aquarius, at charterer’s option.
(4)	A new charter commenced on September 21, 2012 and will expire on May 23, 2013 plus or minus 22 days at charterer’s option at a rate of $9.962 per day.
(5)	A new charter commenced on September 20, 2012 and will expire on May 23, 2013 plus or minus 22 days at charterer’s option at a rate of $9.962 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b) Basis of Preparation

(i)	Counterparty risk

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies have reported losses.

CMA CGM is discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between two and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at September 30, 2012, one period of charterhire, due on September 16, 2012, was outstanding amounting to $6,102. This was received in October 2012. As at close of business on November 13, 2012, one period of charterhire, due on November 1, 2012 and totalling $5,886 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

(ii)	Credit Facility

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels which are under charter, cannot exceed 75%. On November 30, 2011, due to the declines in market values, the Company agreed with its lenders a waiver of the requirement to perform the Leverage Ratio test until November 30, 2012.

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it has agreed with its lenders a further waiver for two years of the requirement to perform the Leverage Ratio test. The next scheduled test will be as at December 1, 2014. As a result of the waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2011 filed with the Securities and Exchange Commission on April 13, 2012 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at December 31, 2011. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as of December 31, 2011 and accordingly no impairment was recognised.

The agreement of new charters of two of the Company’s vessels at rates substantially below the previous rates was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at September 30, 2012. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at September 30, 2012 and accordingly no impairment was recognised.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Recently issued accounting standards

There have been no applicable accounting standards issued since December 31, 2011.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2012	December 31, 2011
Cost	$1,013,958	$1,012,051
Accumulated depreciation	(148,748)	(122,325)
Drydock expenditure – in progress	231	523

Net Book Value	$865,441	$890,249

5.	Intangible Assets

	September 30, 2012	December 31, 2011
Opening balance – vessel purchase options and software development	$92	$13,671
Impairment of vessel purchase options	—	(13,645)
Additions – software development	—	71
Depreciation – software development	(14)	(5)

Closing balance	$78	$92

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to terminate the Company’s purchase obligations under contracts entered into in September 2008 and grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As the Company was unable to obtain committed finance on acceptable terms, the intangible assets relating to these purchase options were written off in the second quarter 2011. The purchase options have lapsed.

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate until October 2012, when it transferred its exposure to OCM Starfish Debtco S.àr.l.

Amounts borrowed under the credit facility bear interest at U.S. dollar LIBOR plus a margin of 2.50%, 3.00% or 3.50% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels), determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

The Leverage Ratio is not permitted to exceed 75%.

Further to an amendment to the credit facility agreed in August 2009, between June 30, 2010 and April 30, 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, a repayment of $13,816 was made on March 31, 2011.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly, from that date (i) interest margin paid on borrowings was 3.00% (ii) prepayments of borrowings were fixed at $10,000 per quarter, and (iii) the Company was able to make dividend payments to common shareholders. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

Due to the downturn after April 2011 in charter free market values of containerships, on November 30, 2011 the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings has been 3.50% (ii) prepayments of borrowings have been made quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, rather than a fixed amount per quarter, and (iii) the Company is unable to make dividend payments to common shareholders. Repayments have been made of $15,341 on December 30, 2011, $11,788 on March 30, 2012, $12,068 on June 29, 2012 and $23,000 on September 28, 2012.

As the Company anticipated, due to continuing poor industry conditions, that the Leverage Ratio as at November 30, 2012 would, if tested, exceed 75%, it has agreed with its lenders a further waiver for two years of the requirement to perform the Leverage Ratio test. Accordingly, the next scheduled test will be as at December 1, 2014. In the waiver period, the fixed interest margin to be paid over LIBOR will be 3.75%, prepayments will be based on cash flow, as in the previous waiver, and dividends on common shares cannot be paid. As a result of the new waiver, debt cannot be accelerated for the Leverage Ratio during the waiver period and debt estimated to be payable after one year is classified as non-current in the consolidated balance sheet. It has also been agreed that all secured vessels will be included in the Leverage Ratio test, whether they are subject to a charter or not.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	September 30, 2012	December 31, 2011
Credit facility, at LIBOR USD + 3.00% to 3.50%	$436,756	$483,612
Less current instalments of long-term debt	(48,315)	(46,000)

	$388,441	$437,612

Based on (i) management’s reasonable estimate of cash flows from October 1, 2012 and (ii) the waiver of the requirement to test the Leverage Ratio until November 30, 2014, the estimated repayments in each of the relevant periods are as follows:

Year ending September 30,
2013	$48,315
2014	57,266
2015	40,000
2016	291,175

$436,756

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2012 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	September 30, 2012	December 31, 2011
Current account (below)	$3,055	$2,597

Amounts due to CMA CGM companies presented within liabilities	$3,055	$2,597

Current account (below)	$7,597	$13,911

Amounts due from CMA CGM companies presented within assets	$7,597	$13,911

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at September 30, 2012 and December 31, 2011 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to September 30, 2012, the Company incurred costs in respect of dividends on these preferred shares of $286 (2011: $279). Costs during the nine months to September 30, 2012 were $888 (2011: $833).

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2012 of between 0.65 and 13.25 years. All the $1,085,341 future charter hire receivable for the fleet set out in note 8 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and nine months ended September 30, 2012 amounted to $485 (2011: $485) and $1,454 (2011: $1,454) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for all of its vessels. The charter hire is fixed for the duration of the charter. The maximum future contracted charter hire receivable for the fleet of 17 vessels as at September 30, 2012, including the two replacement charters entered into in September 2012 as referred to in note 2(a), is as follows:

Year ending September 30,	Fleet as at September 30, 2012
2013	$140,614
2014	135,952
2015	135,952
2016	136,324
2017	114,477
Thereafter	422,022

$1,085,341

9.	Share Capital

At September 30, 2012 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until certain financial conditions, mainly relating to the historic record of dividend payments, have been met when the Class B common shares would convert to Class A common shares on a one-for-one basis. The financial conditions have not yet been met and accordingly the conversion has not taken place.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to is presented as part of interest expense.

Total proceeds received in 2008, and recorded as restricted cash, from the exercise of Public Warrants prior to their expiry was $3,027 (December 31, 2010: $3,027). These proceeds were to be used to redeem the Series A preferred shares with a minimum redemption amount of $5,000. As part of the new time charters for the Ville d’Aquarius and the Ville d’Orion, the Company accelerated the redemption of 63 Series A preferred shares of $48 each for $3,024.

There are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability. As of September 30, 2012 a total of $580,000 of debt was swapped into fixed rate debt at a weighted average rate of 3.59%. $253,000 of swaps at a fixed rate of 3.40% expire on March 17, 2013. None of the Company’s interest rate agreements qualify for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. This generates unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended September 30, 2012 was $1,492 (2011: unrealized loss of $6,090). The unrealized gain on interest rate derivatives for the nine months ended September 30, 2012 was $5,075 (2011: unrealized loss of $4,930).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at September 30, 2012, these derivatives represented a liability of $40,241 (December 31, 2011: $45,315).

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
	Management	Directors
Un-Vested as at January 1, 2011	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a
Vested in October 2011	(68,750)	—	4.84	1.96

Un-Vested as at December 31, 2011	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Un-Vested as at September 30, 2012	225,000	32,070	$3.22	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statement of income over the vesting period. During the three months and nine months ended September 30, 2012, the Company recognized a total of $131 (2011: $145) and $378 (2011: $456) share based compensation cost respectively. As at September 30, 2012, there was a total of $342 unrecognized compensation cost relating to the above share based awards (December 31, 2011: $352). The remaining cost is expected to be recognized over a period of 24 months.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation (continued)

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting dates were amended and a total of 260,000 vested annually during September and October of 2009, 2010 and 2011.

The restricted stock units granted to Directors on March 1, 2010 vested in January 2011. The restricted stock units granted to Directors on March 17, 2011 vested in January 2012. The restricted stock units granted to Directors on March 13, 2012 will vest in January 2013.

Restricted stock units granted to one member of management on March 17, 2011 vested during September and October 2011. The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause.

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and nine months ended September 30, 2012, no dividend was declared (2011: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2012, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 257,070 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2012. As of September 30, 2012 only Class A and B common shares are participating securities.

For the three months and nine months ended September 30, 2012, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive. For the three and nine months ended September 30, 2011, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Class A common shares
Weighted average number of common shares outstanding (B)	47,481,864	47,211,396	47,481,733	47,195,676
Dilutive effect of share-based awards	154,434	—	118,463	—

Common shares and common share equivalents (F)	47,636,298	47,211,396	47,600,196	47,195,676

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	8,343	(935)	23,807	(1,789)
Available to:
- Class A shareholders for period	8,343	(935)	23,807	(1,789)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (A)	8,343	(935)	23,807	(1,789)
Net income available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.18	$(0.02)	$0.50	$(0.04)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income (loss) available to shareholders	8,343	(935)	23,807	(1,789)
Available to:
- Class A shareholders for period	8,343	(935)	23,807	(1,789)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (E)	8,343	(935)	23,807	(1,789)
Net income available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.18	$(0.02)	$0.50	$(0.04)
Class B (G/H)	—	—	—	—

13.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.

Exhibit III

Global Ship Lease, Inc

And the Borrowers listed in Schedule 1 of the Credit Agreement

Attn: Ian Webber / Susan Cook

Portland House

Stag Place

London SW1E 5RS

United Kingdom

Date: 9 November 2012

Dear Sirs,

Re: the USD 800,000,000 revolving credit facility agreement dated 10 December 2007, as amended pursuant to an Addendum No. 1 dated 10 December 2007, the waiver letter dated 19 March 2008, the further conditions letter dated 27 June 2008, the Addendum No. 2 dated 10 February 2009, as amended and restated by an Amendment and Restatement Agreement dated 20 August 2009 and as further amended pursuant to the waiver letter dated 30 November 2011 (the Credit Agreement)

1.	We refer to the Credit Agreement. Capitalised terms used in this Letter, unless expressly defined in this Letter, have the same meaning herein as given to those terms in the Credit Agreement and the interpretative provisions of clause 1.2 of the Credit Agreement will apply.

2.	You have requested us to waive: (i) the requirement for the Leverage Ratio to be maintained at 75% or less as detailed in clause 16.15 of the Credit Agreement; and (ii) the requirement for a Vessel to be subject to an Acceptable Charter in order to be included within the aggregate Market Value for the Vessels for the purpose of calculating the Leverage Ratio, as detailed in the definition of Leverage Ratio.

We hereby agree that:

(a)	with effect from the Effective Date (defined below) the definition of Waiver Period in the Credit Agreement (other than in clauses 3.2(b) and 16.39 of the Credit Agreement) shall mean the period from and including the Effective Date until and including 30 November 2014;

(b)	after the Effective Date, the Leverage Ratio shall next be tested on 1 December 2014; and

(c)	with effect from the Effective Date and throughout the remaining term of the Facility, the Market Value of all of the Vessels shall be included in the aggregate Market Value for the purposes of calculating the Leverage Ratio, and accordingly, the final sub-clause (iii) of the definition of Leverage Ratio shall be deleted in its entirety.

3.	It is further agreed that:

(a)	with effect from the Effective Date and throughout the remaining term of the Facility, sub-clause (a) of the definition of Margin shall be amended to read as follows:

“(a)	during the aggregate of (i) the Waiver Period and (ii) the period from the end of the Waiver Period until the date upon which the Leverage Ratio is first tested following the provision by the Borrowers of Market Value for the Vessels for the first time following the end of the Waiver Period (which Market Value may be provided based on valuations provided by the Borrowers within November 2014), 3.75% per annum; and”

(b)	for the avoidance of doubt, where any amount is repaid or prepaid pursuant to the terms of the Credit Agreement, the Commitments of the Lenders shall be reduced pro rata by the amount repaid or prepaid.

4.	The Effective Date will be the date when the last of the following occurs:

(a)	each of the Borrowers has counter-signed this letter to indicate its agreement and willingness to be bound by the terms;

(b)	you have paid and we have received the Waiver Fee specified in paragraph 6.1; and

(c)	you have paid, and we have received, all other costs and expenses referred to in paragraph 6.2 of this Letter.

5.	Representations

By counter-signing this Letter, each Borrower makes the following representations to each Finance Party on the Effective Date.

5.1	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, this Letter and the transactions contemplated by this Letter.

5.2	Legal validity

(a)	Subject to any general principles of law limiting its obligations, its counter-signature of this Letter constitutes its legally binding, valid and enforceable obligation.

(b)	This Letter is in the proper form for its enforcement in the jurisdiction of its incorporation.

5.3	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, this Letter do not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

5.4	Authorisations

All authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Letter have been obtained or effected (as appropriate) and are in full force and effect.

5.5	Credit Agreement

Each Borrower makes the representations and warranties set out in clause 14 (Representations) of the Credit Agreement on the Effective Date, in each case as if references to the Credit Agreement are references to the Credit Agreement, as amended by this Letter, with reference to the facts and circumstances then existing.

6.	Fees and Expenses

6.1	Waiver Fee

The Representative Borrower must, on or prior to the Effective Date, pay to the Facility Agent for and on behalf of the Lenders a waiver fee calculated at the rate of 0.25 per cent. of the aggregate amount of the Loan outstanding under the Credit Agreement as of the date of this Letter.

6.2	Expenses

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of this Letter.

6.3	Taxes

(a)	All payments to be made under this Letter must be made exclusive of any VAT or other tax and free and clear of any withholding or deduction.

(b)	If any withholding or deduction is required by law, the amount of the payment due from the Borrowers must be increased by an amount which (after making the deduction) leaves an amount equal to the payment which would have been made if no deduction had been made.

7.	Consents

Each Borrower:

(a)	agrees to the amendment of the Credit Agreement as contemplated by this Letter; and

(b)	with effect from the Effective Date, confirms that any guarantee or security given by it or created under a Finance Document will:

(i)	continue in full force and effect; and

(ii)	extend to the liabilities and obligations of the Borrowers to the Finance Parties under the Finance Documents as amended by this Letter.

8.	Miscellaneous

(a)	This Letter is a Finance Document.

(b)	Subject to the terms of this Letter, the Credit Agreement will remain in full force and effect and, from the Effective Date, the Credit Agreement and this Letter will be read and construed as one document.

9.	Counterparts

This Letter may be counter-signed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

10.	Governing Law and Jurisdiction

(a)	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Clause 37 of the Credit Agreement shall apply to this Letter as if set out in full herein.

Yours faithfully

ABN Amro Bank N.V.

in its capacity as Agent for and on behalf of the Lenders

Counter-signed by:

Representative Borrower

GLOBAL SHIP LEASE, INC.

By:

Original Borrowers

GLOBAL SHIP LEASE 1 LIMITED

By:

GLOBAL SHIP LEASE 2 LIMITED

By:

GLOBAL SHIP LEASE 3 LIMITED

By:

GLOBAL SHIP LEASE 4 LIMITED

By:

GLOBAL SHIP LEASE 5 LIMITED

By:

GLOBAL SHIP LEASE 6 LIMITED

By:

GLOBAL SHIP LEASE 7 LIMITED

By:

GLOBAL SHIP LEASE 8 LIMITED

By:

GLOBAL SHIP LEASE 9 LIMITED

By:

GLOBAL SHIP LEASE 10 LIMITED

By:

GLOBAL SHIP LEASE 12 LIMITED

By:

GLOBAL SHIP LEASE 13 LIMITED

By:

GLOBAL SHIP LEASE 14 LIMITED

By:

GLOBAL SHIP LEASE 15 LIMITED

By:

GLOBAL SHIP LEASE 16 LIMITED

By:

GLOBAL SHIP LEASE 17 LIMITED

By:

GSL ALCAZAR INC

By:

GLOBAL SHIP LEASE SERVICES LIMITED

By: